EXHIBIT 99.1

Certain information marked as “XXXX” has been excluded from this exhibit because it is both not material and is the type that the registrant treats as private or confidential.

Termination Agreement

This Termination Agreement (hereinafter referred to as the “Agreement”) is entered into by the following Parties as of June 8, 2023 in Xiamen.

Party A: Xiamen Duwei Consulting Management Co., Ltd.
Legal Representative: Chen Xiaodong
Address: XXXX

Party B (I): Chen Xiaodong
ID No.: XXXX

Party B (II): Chen Shaohong
ID No.: XXXX

Party B (III): Cai Juanjuan
ID No.: XXXX

Party B (IV): Zhang Weiling
ID No.: XXXX

Party B (V): He Caifan
ID No.: XXXX

Party C: Fujian Blue Hat Interactive Entertainment Technology Ltd.
Legal Representative: Chen Xiaodong
Address: XXXX

Party D (I): Chen Weimin
ID No.: XXXX

Party D (II): Xie Zhiheng
ID No.: XXXX

Party D (III): Huang Mantao
ID No.: XXXX

Party A, Party B, Party C and Party D are referred to individually as a “Party” and collectively as the “Parties” in this Agreement.

WHEREAS:

1.	Party A and Party C executed an Exclusive Business Cooperation Agreement on November 13, 2018, pertaining to Party A, as the exclusive service provider of Party C, providing Party C with comprehensive business support as well as technical and consulting services;

2.	Party A, Party B and Party C executed a Call Option Agreement on November 13, 2018, pertaining to Party B granting call options to Party A with respect to a total of 100% shares of Party C held by Party B;

3.	Party A, Party B and Party C executed an Equity Pledge Agreement on November 13, 2018, pertaining to Party B leaving a total of 100% shares of Party C it held with Party A as a pledge;

4.	Party A and each of Party B executed a Power of Attorney, respectively, on November 13, 2018, whereby Party B give Party A an irrevocable proxy to act on their behalf on all matters pertaining to Party C and to exercise all of their rights as shareholders of Party C;

5.	Party B (II), (IV) and (V), each issued an Irrevocable Commitment Letter, respectively, to Party A, undertaking not to claim any right or interest in any share held by Party C or exert influence on the day-to-day management of Party C;

6.	Each of Party D issued an Irrevocable Commitment Letter to Party A, respectively, acknowledging its understanding of all the arrangements as set forth in the aforementioned agreements, and unconditionally and irrevocably giving its consent to the covenants and arrangements as provided in the agreements;

7.	Each Party hereto agrees to terminate the aforesaid Exclusive Business Cooperation Agreement, Call Option Agreement, Equity Pledge Agreement, Power of Attorney and Irrevocable Commitment Letter (hereinafter referred to collectively as “Reorganization Agreements”).

Now, Therefore, upon equal and friendly negotiation, the Parties do hereby agree as follows:

I.	The Parties agree that the Reorganization Agreements executed by them shall be terminated ahead of schedule from the effective date of this Agreement.

II.	Upon termination of the Reorganization Agreements, the rights and obligations of the Parties thereunder shall end immediately, and each Party shall no longer enjoy or assume any right, obligation or responsibility as may arise from the Reorganization Agreements. A Party shall automatically waive any right of recourse or claim (if any) as it may have against the other Parties under the Reorganization Agreements.

III.	Whereas Party B has handled the registration formalities for pledging a total of 100% shares of Party C it held to Party A as agreed in the Equity Pledge Agreement, the Parties shall release the pledge of all the above shares within 15 business days from the effective date hereof.

IV.	Except for the above Reorganization Agreements, there is no any other agreement among the Parties that forms or may form control over Party C. The Parties shall automatically waive the rights and obligations under such agreement, if any.

V.	Party A and Party B shall be bound to keep confidential the contents of this Agreement. The Parties and their affiliates shall neither disclose, reveal, discuss or divulge any confidential information as they may be informed of due to the performance of this Agreement, to or with any third party, nor take advantage of such confidential information for any commercial benefits.

VI.	This Agreement shall be governed by the laws of China. Any dispute shall be settled by the Parties through friendly negotiation. If the Parties fail to solve a dispute through negotiation within 30 days upon request of a Party, any Party may initiate legal proceedings with a competent people’s court at the place where Party C is located.

VII.	This Agreement is written in Chinese and shall enter into force once signed and sealed by the Parties. This Agreement shall be made in octuplicate, with each Party holding one copy that shares the same legal effect.

IN WITNESS WHEREOF, this Agreement has been duly executed as of the date first above written.

(The remainder of this page is intentionally left blank.)

(This is a signature page for the Termination Agreement.)

Party A: Xiamen Duwei Consulting Management Co., Ltd. (Seal) Legal Representative/Authorized Representative (Signature)

Party B (I): Chen Xiaodong (Signature)

Party B (II): Chen Shaohong (Signature)

Party B (III): Cai Juanjuan (Signature)

Party B (IV): Zhang Weiling (Signature)

Party B (V): He Caifan (Signature)

Party C: Fujian Blue Hat Interactive Entertainment Technology Ltd. (Seal)

Legal Representative/Authorized Representative (Signature)

Party D (I): Chen Weimin (Signature)

Party D (II): Xie Zhiheng (Signature)

Party D (III): Huang Mantao (Signature)